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                            June 18, 2020

       Daniel Schreiber
       Chief Executive Officer
       Lemonade, Inc.
       5 Crosby Street, 3rd Floor
       New York, NY 10013

                                                        Re: Lemonade, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 8, 2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 15, 2020
                                                            File No. 333-239007

       Dear Mr. Schreiber:

             We have reviewed your registration statement and amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 and Form S-1/A filed June 8, 2020 and June 15, 2020

       Reinsurance, page 88

   1. We note your disclosure that beginning on July 1, 2020 your new reinsurance policies will be in place. We also
note that you have filed "forms of" reinsurance agreements as exhibits. Please advise
us of the timing of entering into these agreements relative to effectiveness. In this
regard, please advise us if you will be naming these reinsurers in your prospectus prior
to effectiveness and filing executed contracts. We may have further comment based on your
response.
 Daniel Schreiber
Lemonade, Inc.
June 18, 2020
Page 2
Management's Discussion And Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 106

2. It is apparent that the numerator of your adjusted EBITDA margin is presented net of reinsurance activity while its denominator does not net out ceded earned premiums. We note that this mismatch appears to overstate your margin. In this regard, we note that your adjusted EBITDA margin for the first quarter of 2020 would be (89)% instead of (73)% if the denominator excluded the $5.2 million ceded earned premiums. It also appears that this difference will be exacerbated in future periods under your new reinsurance arrangement effective July 1, 2020. Please revise your computation and disclosure throughout your filing to present the denominator net of ceded earned premiums, or advise us why your current presentation is appropriate. Although this mismatch appears to understate your adjusted gross margin, this comment also applies to the denominator in the computation of that non-GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNameDaniel Schreiber                            Sincerely,
Comapany NameLemonade, Inc.
                                                              Division of
Corporation Finance
June 18, 2020 Page 2                                          Office of Finance
FirstName LastName